UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Qorvo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification No.)

7628 Thorndike Road Greensboro, North Carolina 27409-9421
(Address of principal executive offices)
(Zip Code)

Mark J. Murphy	(336) 664-1233
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1    Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Company Overview
Qorvo, Inc. (referred to collectively with its wholly owned subsidiaries in this report as the “Company”, “Qorvo”, “we”, “us” or “our”) is a product and technology leader at the forefront of the growing global demand for always-on broadband connectivity. We combine a broad portfolio of radio frequency (“RF”) solutions, highly differentiated semiconductor technologies, deep systems-level expertise and scale manufacturing to supply a diverse group of customers in expanding markets, including smartphones and other mobile devices, defense and aerospace, WiFi customer premises equipment, cellular base stations, optical networks, automotive connectivity, and smart home applications. Within these markets, our products enable a broad range of leading-edge applications - from very-high-power wired and wireless infrastructure solutions to ultra-low-power smart home solutions. Our products and technologies help transform how people around the world access their data, transact commerce, and interact with their communities.

Qorvo employs more than 8,600 people. We have world-class manufacturing facilities, and our fabrication facility in Richardson, Texas, is a U.S. Department of Defense (“DoD”)-accredited ‘Trusted Source’ (Category 1A) for gallium arsenide (“GaAs”), gallium nitride (“GaN”) and bulk acoustic wave (“BAW”) technologies. Our design and manufacturing expertise covers many semiconductor process technologies, which we source both internally and through external suppliers. Our primary wafer fabrication facilities are in Texas, Florida, North Carolina and Oregon, and our primary assembly and test facilities are in China, Costa Rica, Germany and Texas. We also operate design, sales and other manufacturing facilities throughout Asia, Europe and North America.

Qorvo is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) with respect to its management of conflict minerals during the year ended December 31, 2016.

Conflict Minerals are Necessary to the Function and Production of Qorvo Parts

As defined by the content requirements of Form SD, “conflict minerals” include columbite-tantalum (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. Almost all Qorvo products intentionally contain tantalum, tin, tungsten or gold (also known as “3TG”), as these metals are necessary to the functionality and production of our products. All parts do not contain all four 3TG metals, but all parts contain at least one of the 3TG metals.

Therefore, we have conducted a good faith Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), or are from recycled or scrap sources.

Reasonable Country of Origin Inquiry (“RCOI”)

We maintain a robust database of the composition of components and materials used to manufacture our products. Our RCOI process began with an analysis of this data to determine which of our components and materials contained a 3TG metal. We use the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“CMRT”) to engage the suppliers of those components and materials, and collect sourcing information for the smelters and refiners (herein collectively referred to as “smelters”) identified in Qorvo’s supply chain. Although the majority of our suppliers reported unknown countries of origin for the conflict minerals contained in our products, we also compared their responses to the CFSI’s RCOI report, which is provided to Qorvo as a benefit of our membership. This report contains non-public smelter sourcing data collected by the CFSI during their Conflict-Free Smelter Program (“CFSP”) audits.

The CFSI is a leading industry program that helps manage risk by improving supply chain transparency on conflict minerals. Through our membership and participation in the activities of the CFSI, we have access to sourcing information for smelters in our supply chain that have been validated as compliant to the CFSP requirements. This sourcing information is presented as L1, L2, L3, DRC or R/S:

•	L1 - the smelter is sourcing from countries not identified as conflict regions or plausible countries for smuggling materials from the Covered Countries.

•	L2 - the smelter is sourcing from a country known to be or plausible for smuggling materials that may be sourced from the Covered Countries.

•	L3 - the smelter is sourcing from an adjoining country to the DRC.

•	DRC - the smelter is sourcing from the DRC.

•	R/S - the smelter processes only recycled or scrap material.

This level of sourcing detail is only available for smelters that have been found to be compliant to the CFSP. CFSI members do not know the actual mine or even the country (other than if the smelter sourcing is listed as “DRC”) from which a smelter may source.

The use of sourcing information from the CFSI is subject to the terms of the relevant Agreements of the Exchange of Confidential Information between the CFSI and the individual smelters. Those terms prohibit CFSI members from disclosing the sourcing of conflict minerals by individual smelters, even if the disclosure is necessary to meet the member’s SEC reporting obligations. The information may only be aggregated (i.e., “smelters in Qorvo’s supply chain source from the Covered Countries”). The terms do not allow CFSI members to state that Smelter A sources from the Covered Countries and Smelter B does not.

The country of origin information from the CFSI can be different from the information given by suppliers in their CMRTs to Qorvo. As a result, we used the RCOI data from the CFSI as our primary source of sourcing information.

Conflict Minerals Disclosure
Through our RCOI process, we have determined that at least one smelter in our suppliers’ supply chains is sourcing from the Covered Countries for each of the 3TG metals. Our knowledge of these smelters is obtained through our direct involvement in the CFSI: however, as a condition of this participation, the identification of an individual smelter as sourcing from the Covered Countries is prohibited by confidentiality agreements. However, as of the date of this report, all smelters in Qorvo’s supply chain that we know or have reason to believe may be sourcing from the Covered Countries are on the CFSP Compliant Smelter Lists, which can be accessed at http://www.conflictfreesourcing.org/conflict-free-

smelter-refiner-lists/. The smelters on these lists have received a “conflict-free” designation from the CFSP.

Below is a summary of the country of origin information for the smelters that have been identified in Qorvo’s supply chain as a result of our 2016 RCOI.

Conflict Mineral	Level Sourcing	Countries of origin may include the following
Gold	L1
Australia, Benin, Bolivia (Plurinational State of), Botswana, Burkina Faso, Chile, Colombia, Côte D’Ivorie, Ecuador, Egypt, Eritrea, Ethiopia, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Malaysia, Mali, Namibia, Nicaragua, Panama, Peru, Senegal, Taiwan, Thailand, Togo, United States of America, Zimbabwe

	L2	Kenya, Mozambique, South Africa, United Arab Emirates
	L3	Tanzania, Zambia
	DRC	Democratic Republic of the Congo
	R/S	Recycled or scrap sources
Tantalum	L1
Australia, Bolivia (Plurinational State of), Brazil, China, Ethiopia, France, Guinea, Guyana, India, Madagascar, Malaysia, Namibia, Nigeria, Russia, Sierra Leone, Thailand, United States of America, Zimbabwe

	L2	Mozambique
	L3	Burundi, Rwanda
	DRC	Democratic Republic of the Congo
	R/S	Recycled or scrap sources
Tin	L1	Australia, Bolivia (Plurinational State of), Brazil, China, Colombia, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russia, Thailand, Vietnam
	L3	Burundi, Rwanda, Uganda
	DRC	Democratic Republic of the Congo
	R/S	Recycled or scrap sources
Tungsten	L1
Australia, Austria, Bolivia (Plurinational State of), Brazil, Cambodia, Canada, China, Colombia, Japan, Mexico, Mongolia, Nigeria, Portugal, Russia, Spain, United States of America, Uzbekistan, Vietnam

	L3	Burundi, Rwanda
	R/S	Recycled or scrap sources

Because we know that some of the 3TG metals in our supply chain came from the Covered Countries (even though the relevant smelters are on the CFSP Compliant Smelter Lists), and because some of our suppliers have not identified all of the smelters in their supply chain (or we are uncertain as to some smelters’ origin of the conflict minerals), we are required to exercise due diligence on the source and custody of the sourcing of these conflict minerals. We are filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD to describe our due diligence process. The Conflict Minerals Report is also available on our website at http://ir.qorvo.com/sec.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02     Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2     Exhibits
Item 2.01     Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qorvo, Inc.

By	/s/ Mark J. Murphy	May 31, 2017
	Mark J. Murphy	Date
Chief Financial Officer